Exhibit 1
FOR IMMEDIATE RELEASE
December 7, 2005
Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Senior Managing Director
Tel: (Tokyo) +81-3-3348-2424
Email: Info-ir@nissin-f.co.jp
Announcement of increased investment in Xinhua Finance Limited
     Nissin Co., Ltd. will receive a 3rd party allocation of shares of Xinhua Finance Limited (Head Office: Hong Kong, CEO: Fredy Bush, TSE Mothers Code: 9399, hereinafter referred to as “XFL”) as of December 15, 2005. XFL is a provider of financial service information in China.
1. Reason for Investment
     In order to realize the Nissin Group’s business vision of becoming a new type of non-bank that provides “total financial solutions” through creation of innovative services and new markets, we are advancing business tie-ups with a variety of companies. Not limiting ourselves to the Japanese market, the Nissin Group is using its know-how and cooperative network in an effort to establish a business base in the East Asian financial market, from which rapid growth is expected in the future, such as leasing operations in China by Matsuyama Nissin Leasing (Shanghai) Co., Ltd. (consolidated subsidiary) and bad-debt collection services by Nissin Servicer Co., Ltd. (consolidated subsidiary, TSE Mothers Code 8426).
     XFL provides financial service information necessary for investment decisions, such as financial news, indices, ratings and investor relations information, and is well informed regarding the Chinese investment market and possesses a wide network within China. Additionally, they are focusing their efforts on strategic acquisitions and strengthening their current businesses with an eye on the development of future ventures.
     We believe that cooperation between our companies will be further strengthened and services provided to our business partners will be improved as a result of this capital investment.
2. Details of 3rd Party Allocation of New Shares
     Nissin will accept 6,500 million yen (99,937 subscribed shares) of XFL’s 3rd party allocation of new shares (totaling 10,000 million yen, 152,626 newly issued shares). With this allocation, Nissin will hold 14.85% of XFL’s shares.
3. General Outline of Company to be Invested in

Name:	Xinhua Finance Limited (TSE Mothers Code 9399)
Primary Business:	Comprehensive Chinese financial market information
Established:	January 5, 2004
Location:	Hong Kong
CEO:	Fredy Bush
Net Sales:	6,220,000,000 yen (period ending December 2004, consolidated)
Ordinary Profits:	–948,000,000 yen (period ending December 2004, consolidated)
Capital Following Allocation:	20,594,000,000 yen
Outstanding Shares Following Allocation:	815,477.29 shares
4. Effect on Business Results
     The effects that this additional investment will have on Nissin’s business results in this fiscal period are currently unknown.
     Nissin will continue to cooperate with varying industries and strengthen those tie-ups while further expanding our support system for businesses.